EXHIBIT 99.1

Release:  Immediate July 29, 2013

Canadian Pacific Railway Limited files preliminary base shelf prospectus

CALGARY, AB – Canadian Pacific Railway Limited (TSX:CP)(NYSE:CP) today announced that it has filed with the securities commission in each of the provinces and territories of Canada a Preliminary Base Shelf Prospectus and a corresponding registration statement with the United States Securities and Exchange Commission.  When made final or effective, these filings will allow Canadian Pacific to issue or sell up to $2.5 billion of Common Shares, First Preferred Shares, Second Preferred Shares, Subscription Receipts, Warrants and Units in tranches as required over the next 25 months in Canada and the United States.

This filing is a renewal of Canadian Pacific's existing base shelf prospectus and was made to maintain financial flexibility.  Canadian Pacific has no immediate intentions to undertake an offering.

Canadian Pacific has enlarged its renewal preliminary base shelf prospectus, filed today, to permit sales by Pershing Square of up to 7 million Common Shares of Canadian Pacific by way of one or more prospectus offerings.  Any such sales would be in lieu of, not in addition to, the proposed sales previously announced by Pershing Square to be made on the New York and Toronto stock exchanges on a prospectus-exempt basis.

This news release does not constitute an offer to sell securities, nor is it a solicitation of an offer to buy securities, in any jurisdiction. All sales will be made through registered securities dealers in jurisdictions where the offering has been qualified for distribution.

About Canadian Pacific
Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is a low-cost provider that is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:
Media
Ed Greenberg
Tel: 612-849-4717
24/7 Media Pager: 855-242-3674
email: ed_greenberg@cpr.ca

Investment Community
Nadeem Velani
Tel: 403-319-3591
email: investor@cpr.ca